For immediate release	Exhibit 99.1

IMI ANNOUNCES PIVOTAL BREAST CANCER TEST STUDY

Non-invasive, painless test designed to screen for early-stage disease

Toronto, Ontario (May 4, 2005) - - Predictive medicine company IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) is launching a pivotal clinical study for its non-invasive breast cancer detection test, in collaboration with the University of Louisville, in Louisville, Kentucky, the company announced today. IMI’s test identifies a cancer-associated sugar in a sample of nipple-aspirate fluid, which is painlessly derived from the mammary ducts and expressed through the nipple.

Breast cancer is the most common cancer among women, other than skin cancer. About 211,240 women in the U.S. can expect to be diagnosed with invasive breast cancer in 2005, and about 40,410 women will die from the disease.i    It is the leading cause of cancer death for U.S. women between the ages of 20 and 59, and the leading cause of cancer death for women worldwide.ii  When breast cancer is detected early at a localized stage, the five-year survival rate is 98%.iii

“In initial studies, IMI’s breast cancer test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples,” said Dr. Anees Chagpar, Assistant Professor, University of Louisville Department of Surgery, Division of Surgical Oncology, the principal investigator of the study. “With this trial, we are aiming to confirm and extend those findings.”

“Most breast cancers originate in the breast ducts, so nipple aspirate fluid is a logical sample to target,” said Dr. Brent Norton, President and Chief Executive Officer, IMI. “This method, which does not require any radiation, may allow us to detect cancer in the absence of a suspicious lump, catching the cancer very early before it is given any opportunity to grow or spread.”

He added, “Breast cancer is almost 100% curable when detected early, but current screening techniques are either too expensive to be viable as a front-line tool, or not sensitive enough to detect disease at its earliest stage. IMI’s non-invasive, painless test could provide a cost effective method to reduce the loss of life from this deadly disease.”

About the Study
The 78-patient study will examine nipple aspirate fluid (NAF) from three different female populations: women with no history of breast cancer; women who have a core biopsy-confirmed unilateral ductal carcinoma in situ; and women who have a core biopsy-confirmed unilateral invasive breast cancer.

The study will take place at the University of Louisville Hospital, Norton Healthcare facilities and the University of Louisville’s James Graham Brown Cancer Center, which treats a wide range of cancers and is nationally recognized for its clinical care, research, prevention, education, and community outreach efforts.

About IMI’s Breast Cancer Test
IMI’s breast cancer test identifies a cancer-associated sugar in a sample of nipple-aspirate fluid. This test is based on a modified version of the company’s ColorectAlert™ and LungAlert™ technology, which identify a cancer-associated sugar in samples of rectal mucus and sputum respectively.

Initial data on IMI’s test, published last year in the journal Cancer, showed that it demonstrated a statistically significant result between early-stage breast cancer and non-cancerous samples. The study, conducted at The University of Texas M. D. Anderson Cancer Center in Houston, evaluated the test on 46 samples of nipple aspirate fluid from cancerous and healthy breasts.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™,

i   American Cancer Society
ii  National Breast Cancer Coalition
iii American Cancer Society

LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Janet Vasquez/Lynn Granito
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	jvasquez@investorrelationsgroup.com
lgranito@investorrelationsgroup.com